

May 21, 2012

Michael Rabinovitch
Senior Vice President and Chief Financial Officer
Birks & Mayors Inc.
5870 North Hiatus Road
Tamarac, Florida 33321

> **Re: Birks & Mayors**
> **Registration Statement on Form F-1**
> **Filed April 27, 2012**
> **File No. 333-181031**

Dear Mr. Rabinovitch:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Material U.S. Federal Income Tax Consequences of Rights Offering, page 32

2. We note that the disclosure in this section and in the section "Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares" does not address the Federal tax consequences of the rights offer on Class B multiple voting shares. Please revise your disclosure to address the Federal tax consequences of the rights offer on Class B multiple voting shares or advise us why you believe you do not need to include this disclosure.

3. We note your disclosure here that the "legal conclusions identified in this discussion are the opinion of our counsel." Please advise us if the legal conclusions starting on page 80 under the caption "Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares" are also the opinion of your counsel. We may have additional comments after reviewing your response.

Taxation of Subscription Rights, page 33

4. We note your disclosure that the receipt of subscription rights "should not be treated as a taxable distribution." Through the use of the word "should" it appears that you are indicating that the tax opinion is subject to a degree of uncertainty. If doubt exists as to the tax consequences, this disclosure should be revised to explain the degree of uncertainty and better explain why a firm opinion regarding this issue cannot be provided, and a risk factor and/or other appropriate disclosure addressing the uncertainty of the tax consequences of the distribution and the risks of uncertain tax treatment to investors should be added. Please refer to Staff Legal Bulletin No. 19, III.C.4.

Expiration of Subscription Rights, page 33

5. Similarly, we note your disclosure that if an investor allows the expiration of the subscription rights, it "should not recognize any gain or loss." If doubt exists as to the tax consequences, this disclosure should be revised to explain the degree of uncertainty and better explain why a firm opinion regarding this issue cannot be provided, and a risk factor and/or other appropriate disclosure addressing the uncertainty of the tax consequences and the risks of uncertain tax treatment to investors should be added.

Financial Statements, F-1

6. With your next amendment please include your interactive data files required by Item 601(b)(101) of Regulation S-K.

Undertakings, II-8

7. Please revise to include the undertakings required by Item 512(a)(4) and (5)(ii) of Regulation S-K.

Exhibit 5.1

8. We note the language in the seventh paragraph of the legal opinion, which states that the opinion is "addressed to the addressee only" and "may not be …used for any purpose." This appears to be a disclaimer of responsibility that implies that investors are not entitled to rely on the opinion. Please have counsel delete this disclaimer from the legality opinion.

Exhibit 8.1

9. We note in the first and penultimate paragraphs counsel's reference to the discussion under the caption "Material U.S. Federal Income Tax Consequences." Please have counsel revise to cite to the full name of the caption, "Material U.S. Federal Income Tax Consequences of Rights Offering," and, if applicable, to the caption "Material U.S. Federal Income Tax Consequences of Owning and Disposing of Birks Class A Voting Shares."

10. We note in the seventh paragraph of the tax opinion that counsel has consented to the filing of its opinion and to the reference to its firm in the section entitled "Legal Matters." Please have counsel revise its opinion to consent to the discussion of its opinion in the prospectus and to consent to the reference to its firm in the tax disclosure sections of the prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director